Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

May 30, 2012

Ipath Exchange traded Notes

iPath® Exchange Traded Notes (ETNs)

iPath® CBOE S&P 500 BuyWrite IndexSM ETN

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About iPath® ETNs

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What are iPath® Exchange Traded Notes (ETNs)?

Defining iPath® ETNs

Senior, unsecured debt securities

Issued by Barclays Bank PLC

Have a maturity date

Linked to the performance of an index, less fees

Offer no principal protection

ETNs are linked to the return of an index, less fees

Unlike ETFs, no underlying assets are held

No tracking error to linked index1

Provide access to hard-to-reach assets or strategies

1. Tracking error refers to the under/over performance differential of an ETN versus its benchmark index over a given time period, after accounting for the

ETN’s fees and costs. One cannot invest directly in an index. Page 3

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iPath® ETN Return Components

ETN Return

Index Return

Fees/Costs

ETN Return

= Index Return

– Fees/Costs

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iPath® ETNs: Familiar Features, Unique Benefits

Differences and Similarities between ETNs and Exchange Traded Funds (ETFs)

Both ETNs and ETFs provide investors with access to the returns of various market benchmarks. However, ETNs are senior, unsecured debt securities issued by Barclays Bank PLC, whereas ETFs are typically registered investment companies and are collateralized by an underlying portfolio of securities

ETNs ETFs

Liquidity Daily on exchange Daily on exchange

Registration Securities Act of 1933 Investment Company Act of 1940

Recourse Issuer credit Portfolio of securities

Principal Risk Market and Issuer Risk Market Risk

Institutional size redemption Daily to the issuer Daily via custodian

Short sales* Yes, on an uptick or a downtick Yes, on an uptick or a downtick

* With short sales, an investor faces the potential for unlimited losses as

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What is iPath®?

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iPath®: An offering that stands apart from the crowd

First offering of exchange traded notes (ETNs) in the US

Began trading in 2006

Largest suite of ETNs in the US offered by one issuer

Broad array of exposures, spanning from volatility to fixed income

Credit issuer risk

iPath® ETNs are debt securities issued by Barclays Bank PLC and payments on the ETNs are subject to the creditworthiness of Barclays Bank PLC

Daily Redemption

On a daily basis, blocks1 of shares can be redeemed at Closing Indicative Note Value of the relevant valuation date2

1. Blocks of 25,000 or 50,000, depending on the product.

2. Subject to certain terms and conditions, see the applicable prospectus for details. Page 6

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iPath® ETNs are issued by

Barclays Bank PLC

Barclays Bank PLC is the issuer of iPath® ETNs

One of the largest financial services companies in the world with over 300 years of history and expertise in banking

A major global financial services provider engaged in

Retail banking

Credit cards

Corporate and investment banking

Wealth management

Operating in over 50 countries and employs approximately 145,000 people

Barclays Capital Inc. acts as the issuer’s ® ETNs agent iPath® ETNs are backed by the credit of Barclays Bank PLC1

Ratings for Barclays Bank PLC long-term, senior unsecured debt

A+ by S&P

Aa3 by Moody’s Investors Service, Inc.

1. The iPath® ETNs are not rated, but are backed by the credit of Barclays Bank PLC. Credit ratings relate solely to the issuer, Barclays Bank PLC, and not to the ETNs. A security rating is not a recommendation to buy, sell or hold securities, and each rating should be evaluated independently of any other rating. Credit ratings are subject to revision or withdrawal at any time by the assigning rating organization, which may have an adverse effect on the market price or marketability of the iPath ETNs.

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iPath® ETN Product Suite

Principal

Amount

Number of Outstanding

Products($M)

Commodities 40 4,243

DJ-UBS Indices 19 3,311

S&P GSCI Indices 2 842

Pure Beta Indices 18 87

Seasonal Natural Gas Index 1 2

Equity 18 2,936

Volatility 6 2,342

Buy-Write 1 12

India 1 529

Inverse/Leveraged 10 54

Fixed Income 10 229

Currency / Other 8 69

Total 76 7,477

Source: BlackRock, Inc., as of 03/30/11.

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iPath® ETN Features

Potential Benefits

Access to hard-to-obtain assets or strategies

Operationally efficient

Listed on NYSE Arca and other exchanges

No tracking error

Unique Access

? Commodities ? Fixed Income

? Currencies ? Alternatives

? Equities ? Strategies

Key Considerations

Market Risk: ETNs are not principal protected1

Liquidity Risk2

Issuer Credit Risk3

The return of an ETN is linked to the performance of an index, less fees and applicable costs. The index may rise or fall depending on market conditions, affecting the value of the investment return. Investors may lose some or all of their investment in the ETN.

As an exchange-traded product, an ETN can be bought and sold daily on an exchange during normal US market hours. Investors may be exposed to risk overnight and during other non-trading hours. Additionally, investors may be exposed to risk when the ETN is trading but the market on which the underlying index is based is closed.

Investors are exposed to issuer credit risk when investing in any debt security, including ETNs. It is possible that an issuer may not be able to meet its obligations on the ETNs as they become due.

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Trading iPath® ETNs

Investor can trade iPath® ETNs in three ways

ETN

Investor

Intermediary

Intermediary

Exchange

Barclays Bank PLC

Hold Until Maturity

Buy/sell at market price during market hours

Create/Redeem directly to Barclays Bank PLC*

Buy and hold until maturity

* Typically in amounts of 25,000 or 50,000 units per redemption (a redemption charge may apply). See relevant prospectus for procedures and applicable minimum amount.

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Taxation

Treatment Recognition Of

Type At Maturity Current Income

Alternatives Capital Gains No

Buy-Write Capital Gains No

Commodities Capital Gains No

Equity Capital Gains No

Fixed Income Capital Gains No

Leveraged Capital Gains No

Currency

Exchange Rate Ordinary Income Yes

Global Emerging Markets Ordinary Income Yes

Strategy (GEMS)

Carry Trade Ordinary Income No

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iPath® CBOE S&P

500 BuyWrite

IndexSM ETN

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iPath® CBOE S&P 500 BuyWrite Index℠ ETN

iPath

iPath® ETN Name	Ticker Symbol	Index Name	Yearly Fee[1]
iPath® CBOE S&P 500 BuyWrite Index℠ ETN	BWV	CBOE S&P 500 BuyWrite Index℠	0.75%

Index strategy is a hypothetical covered call on the S&P 500® Index

- "**Buy**": Hold a notional long position in the S&P 500® Index
- "**Write**": Sell a succession of one month, at-the-money S&P 500® Index call options

1. The investor fee is equal to the Yearly Fee times the principal amount of your Securities times the Index Factor, calculated on a daily basis in the following manner: the Investor fee on inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Yearly Fee times the principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the Index on that day divided by the initial index level. The initial index level is the value of the index in the inception date.

Option Strategies are not suitable for all investors.

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The BuyWrite Strategy

Seeks to generate a profit with the sale of the option premium

Offset losses, up to the value of the premium, if the S&P 500® Index loses value

Gains the value of the premium if the S&P 500® Index is constant

Limits upside participation of the S&P 500® Index to the value of the option premium

Hypothetical Payoff of BuyWrite Strategy

S&P 500® Index

Returns CBOE S&P 500 BuyWrite IndexSM

Strategy

S&P 500® Index

Returns

The diagram above is for illustrative purposes only and is not representative of any specific investment outcome. The diagram should not be viewed as an indication or prediction of future results. One cannot directly invest in an index.

Option Strategies are not suitable for all investors.

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iPath

BuyWrite Index Performance

	CBOE S&P 500 BuyWrite Index℠	S&P 500® Index
Annualized Returns	1.7%	-1.5%
Volatility[1]	17.4%	23.7%
Correlation[2] to S&P 500® Index	0.92	



120%
100%
80%
60%
40%
20%
0%
Percent Appreciation
05/07
08/07
11/07
02/08
05/08
08/08
11/08
02/09
05/09
08/09
11/09
02/10
05/10
08/10
11/10
02/11
05/11
08/11
11/11
02/12
CBOE S&P 500 BuyWrite Index
S&P 500 Index

Source: Bloomberg, 5/23/07–03/30/12.

Past performance is not indicative of future results. One cannot invest directly in an index.

1. Volatility is a measure of variability from the expected value. Annualized volatility is based on monthly returns for a specified time period, and describes how the annual returns in a given annual period have differed from average annualized returns. Because the Annualized Volatility is based on historical data, it may not predict variability on annualized performance of the ETNs in the future.
2. Correlation is the term used to describe the historical statistical relationship between two or more quantities or variables. Perfectly correlated assets have a correlation coefficient of one, while the correlation coefficient is zero when returns on two assets are completely independent.

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iPath® CBOE S&P 500 BuyWrite IndexSM ETN

Common Uses

Access to exposure that has historically been highly correlated to the S&P 500® Index, but with lower volatility

Provide option premium that can, to a limited extent, offset losses from downside market performance in an equity portfolio

Implement view that realized volatility of the S&P 500® Index will be lower than volatility implied by call option premium

Features

Listed on NYSE Arca stock exchange

Exposure to a BuyWrite strategy for investors who may not have access to options accounts

Operationally efficient: Eliminates need to manage options portfolio or rolling of futures contracts

Key Considerations

Positive returns are limited by the value of the premium and may be less than a direct investment in the S&P 500® Index

Past performance is not indicative of future results. Option strategies are not suitable for all investors.

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Disclosure

Selected Risk Considerations

An investment in the iPath ETNs described herein (the “ETNs”) involves you to read the more detailed explanation of risks described pricing supplement. under

You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Covered Call Strategy Risk: Trading in stocks and options that compose the covered S&P 500 Index portfolio is speculative and returns can be extremely volatile. Market prices of index components of the covered S&P 500 Index portfolio may fluctuate rapidly based on numerous factors, which may affect the value of the underlying index and the value of your ETNs in varying ways, and different factors may cause prices of the components of the covered S&P 500 Index portfolio, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates. A covered call strategy also limits participation in the appreciation of the underlying asset, in this case, the S&P 500 Index. Consequently, the index to which your ETNs are linked will not participate fully in the appreciation of the S&P 500 Index as would an investment linked directly to the S&P 500 Index or a direct investment in the stocks underlying the S&P 500 Index. While the strike price of the call options on the S&P 500 Index will operate to limit the underlying index’s participation in any increase decline in the value of thein the

S&P 500 Index will not be limited.

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the US stock markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.

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A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 50,000 ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

“Standard®”,”S&P Poor’s ® & “,”S&P 500®”,”Standard &TMPoor’s “ and”500” are trademarks of Standard & 500

(“S&P”), and “BuyWrite” and “CBOE” are trademarks of the Chicago Board ave been licensed for use by Barclays Bank PLC. The ETNs are not sponsored, endorsed, sold or promoted by S&P or the CBOE and neither S&P nor CBOE make any representation regarding the advisability of investing in the ETNs.

© 2012 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE

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For more information, visit

www.iPathETN.com

1-877-764-7284

Prospectuses

Info Sheets

Frequently Asked Questions

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